Exhibit 99.1

Tufin Announces Preliminary Revenue and Non-GAAP Operating Loss Estimates for the Fourth Quarter 2019

Tufin to Report Full Financial Results for the Fourth Quarter and Fiscal Year 2019 on February 13, 2020

Boston, MA and Tel Aviv, Israel – January 8, 2020 – Tufin (NYSE: TUFN), a company pioneering a policy-centric approach to security and IT operations, today announced preliminary unaudited revenue and non-GAAP operating loss estimates for the fourth quarter ended December 31, 2019.

Based on preliminary information, Tufin currently expects to report fourth quarter 2019 preliminary unaudited results of:

•	total revenue in the range of $29.5 million to $30.1 million, compared to the company’s previous guidance of total revenue in the range of $34.0 million to $38.0 million; and
•	non-GAAP operating loss in the range of $1.1 million to $2.6 million, compared to the company’s previous guidance of non-GAAP operating profit in the range of $0.0 million to $3.0 million.

The above information reflects preliminary estimates with respect to certain of the company’s fourth quarter results based on currently available information. The company is providing ranges, rather than specific amounts, for these preliminary estimates primarily because the financial close process and review are not yet complete and, as a result, the company’s final results upon completion of its closing process and review may vary from the preliminary estimates.

“We are disappointed that our revenue for the fourth quarter will be below the guidance we provided in November and, as a result, our non-GAAP operating loss will be higher than the guidance we provided,” said Ruvi Kitov, co-founder and CEO. “The primary reason for our revenue shortfall was our inability to close a number of transactions, primarily in North America, that we anticipated would close but did not close by the end of the quarter.  Based on the information available to us, we believe the vast majority of these deals were not lost to competitors and have moved into our pipeline for 2020, and we are working on closing them. Our pipeline heading into 2020 is very healthy relative to this time in 2019.”

Preliminary Results Conference Call Today

Tufin will host a conference call today, January 8, 2020, at 5:00 p.m. Eastern Time to discuss these preliminary fourth quarter results. To participate in the call, please dial (866) 211-3126 in the U.S. or (647) 689-6579 for international participants and enter Conference ID# 8383457. The call will also be webcast live on Tufin’s Investor Relations website at investors.tufin.com. Following the conference call, a replay will be available at (800) 585-8367 (domestic) or (416) 621-4642 (international). The replay passcode is 8383457. An archived webcast of this conference call will be available on the investor relations section of the company’s website.

Full Financial Results for the Fourth Quarter and Fiscal Year 2019 Conference Call on February 13, 2020

Tufin plans to report its full financial results for the fourth quarter and fiscal year 2019 prior to the market open on February 13, 2020.  In conjunction with this report, the company will host a conference call at 8:30 a.m. Eastern Time on February 13, 2019 to discuss the company’s results and its business outlook. To participate in the call, please dial (866) 211-3126 in the U.S. or (647) 689-6579 for international participants and enter Conference ID# 8363248. The call will also be webcast live on Tufin’s Investor Relations website at investors.tufin.com. Following the conference call, a replay will be available at (800) 585-8367 (domestic) or (416) 621-4642 (international). The replay passcode is 8363248. An archived webcast of this conference call will be available on the investor relations section of the company’s website.

About Tufin

Tufin (NYSE: TUFN) simplifies management of some of the largest, most complex networks in the world, consisting of thousands of firewall and network devices and emerging hybrid cloud infrastructures. Enterprises select the company’s Tufin Orchestration Suite™ to increase agility in the face of ever-changing business demands while maintaining a robust security posture. The Suite reduces the attack surface and meets the need for greater visibility into secure and reliable application connectivity. With over 2,000 customers since its inception, Tufin’s network security automation enables enterprises to implement changes in minutes instead of days, while improving their security posture and business agility.

Non-GAAP Financial Measure

Because of varying available valuation methodologies, subjective assumptions and the variety of equity instruments that can impact a company’s non-cash expense, the Company believes that providing non-GAAP operating profit (loss) allows for more meaningful comparisons of its operating results from period to period. This non-GAAP financial measure is an important tool for financial and operational decision-making and for evaluating the Company’s operating results over different periods.

Tufin defines non-GAAP operating profit (loss) as operating profit (loss) excluding share-based compensation expense and expenses associated with the Company’s recently completed secondary offering.

Other companies, including companies in Tufin’s industry, may calculate non-GAAP operating profit (loss) differently or not at all, which reduces the usefulness of this non-GAAP financial measure for comparison. You should consider this non-GAAP financial measure along with other financial performance measures, including operating profit (loss), and Tufin’s financial results presented in accordance with U.S. GAAP. Tufin urges investors to review the reconciliation of its non-GAAP financial measure to the comparable U.S. GAAP financial measure, and not to rely on any single financial measure to evaluate its business.

Tufin has not provided a reconciliation of this estimated non-GAAP financial measure to its comparable GAAP financial measure because it could not produce the corresponding GAAP financial measure by the date of this press release without unreasonable effort. GAAP results and a detailed reconciliation of each non-GAAP financial measure to the most directly comparable GAAP financial measure will be presented in connection with Tufin’s press release reporting full financial results for the fourth quarter and fiscal year 2019 scheduled to be released after the close of the market on February 13, 2020.

Cautionary Language Concerning Forward-Looking Statements

This release contains forward-looking statements, which express the current beliefs and expectations of Tufin’s (the “Company”) management, including without limitation those regarding the fourth quarter 2019 financial results that Tufin expects to announce. In some cases, forward-looking statements may be identified by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential” or the negative of these terms or other similar expressions. Such statements involve a number of known and unknown risks and uncertainties that could cause the Company’s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: changes in the rapidly evolving enterprise network landscape; failure to effectively manage growth; potential near-term declines in the Company’s operating and net profit margins and the Company’s revenue growth rate; real or perceived shortcomings, defects or vulnerabilities in the Company’s solutions or internal network system, or the failure of the Company’s customers or channel partners to correctly implement the Company’s solutions; fluctuations in quarterly results of operations; the inability to acquire new customers or sell additional products and services to existing customers; competition from a wide variety of competitive vendors; the Company’s ability to successfully integrate potential future acquisitions; and other factors discussed under the heading “Risk Factors” in the final prospectus for the Company’s secondary public offering filed with the Securities and Exchange Commission on December 5, 2019. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

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Contacts

Investor Relations Contact:
Ryan Burkart
investors@tufin.com

Media Contact:
Dan Gaffney
fama PR for Tufin
(617) 986-5036
tufin@famapr.com